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                                                                      EXHIBIT 17

                                                           STRICTLY CONFIDENTIAL
                                                    FOR DISCUSSION PURPOSES ONLY

                             ----------------------
                                    PROPOSAL
                             ----------------------


The Committee would be prepared to waive standstill/amend shareholder rights plan in order to allow Bull Run (or a newly formed entity controlled by it) to make a cash tender offer for all outstanding shares at $10 per share, subject to the following conditions:

-    have 45 days to complete offer

-    must get at least a majority of all shares (excluding those owned by Bull
     Run)

- must commit to do a back-end merger as promptly as practicable pursuant to which all shareholders (other than those, if any, Bull Run gets to agree to stay in) receive same price

-    if offer successful, our directors will resign, subject to 14(f) compliance

- board will not recommend in favor of the offer and may either remain neutral or recommend against

-    no restrictions on our ability to solicit other offers

-    no break-up fees

- must agree to honor existing severance arrangements for everybody (other than Steve)


19055K.01-Wilmington Server 1A                   Draft January 4, 2000 - 5:00 PM




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-     In Steve's case:

      -     pay current key man insurance premium and forgive loan

      - give him extra year of severance pay (2 to 3 years) and gross up for taxes

      -     otherwise honor existing severance arrangement

If offer fails for any reason:

      - Bob and Chuck resign from Board and Bull Run loses right to designate two directors

      -     Standstill agreement otherwise remains in effect

      -     Bull Run surrenders warrant; Rawlings forgives loan balance



19055K - Wilmington Server 1A          2         Draft January 4, 2000 - 5:00 PM